APELLA RESOURCES INC.

Apella Resources Inc.

PROCESSED
MAY 0 6 2008
THOMSON REUTERS

RECEIVED
2008 APR 30 A 8:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

[redacted]

08002215

News Release

For Immediate Release

APELLA SHAREHOLDERS APPROVE ALL MATTERS AT AGM

Vancouver, BC - Tuesday, April 22nd 2008, 10:30a.m. PDT

Apella Resources Inc. (TSX.V Symbol – "APA"; Frankfurt Symbol – "NWN"), and its Board of Directors are pleased to announce that at the Company's recent Annual General Meeting (AGM), the shareholders overwhelmingly approved all resolutions submitted by Management, demonstrating very strong support. There was no new business brought up at the meeting.

Patrick D. O'Brien, Brian F. Adams and Jerry W. Dibble were re-elected to the Board of Directors. The Board recognizes and appreciates that by each of the Board Members receiving greater than 97 per cent of the votes cast in their favour, the shareholders have demonstrated confidence in the Board's efforts and strategies.

In addition, the Board of Directors has reappointed Patrick D. O'Brien as Chairman of the Board and Christopher B. Chu to the position of Corporate Secretary.

Apella invites the public to visit its NEW website at http://www.Apellaresources.com or e-mail us at Apella@Apellaresources.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

"Patrick D. O'Brien"

Patrick D. O'Brien – Chairman

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. THIS NEWS RELEASE SHALL NOT CONSTITUITE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION. "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE SET FORTH IN OR IMPLIED HEREIN

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Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.apellaresources.com • apella@apellaresources.com